82-4241

FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 943[redacted]

TEL: (650) 470-4500
FAX: (650) 470-4570
http://www.skadden.com

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04012048

January 9, 2003

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

SUPPL

04 JAN 13 AM 7:21

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and updated on June 20, 2003, August 1, 2003, October 24, 2003 and December 5, 2003, enclosed please find a fifth update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) one 88(2) Companies House Filing, which falls under Annex B, Item 5 of the above referenced exemption application, and (ii) two releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4585 with any questions regarding this update to the exemption application.

Very truly yours,

K. Iz

Kambiz Izadi

dlw 1/13

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

FILE NO. 82-34736

04 JAN 13 AM 7:21

UPDATE TO ANNEX B, ITEM 5

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	150,000	36,760	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	81.10p	136.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited	Class of shares allotted	Number allotted
Address P O Box 23440 7 Drumsheugh Gardens	Ordinary	186,760
Edinburgh Part Id 092 Desig SHAREOPT		
UK Postcode EH3 7W		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	186,760
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 11 DECEMBER 2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HB/4541 Tel: 01903 83335

UPDATE TO ANNEX C

	Date	Press Information Title
1.	12-23-03	The Sage Group plc announces agreement to acquire North American business management software vendor ACCPAC
2.	12-24-03	Directors' Shareholdings

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23 December 2003

The Sage Group plc announces agreement to acquire North American business management software vendor ACCPAC

The Sage Group plc ("Sage") announces that it has agreed to acquire ACCPAC International Inc. ("ACCPAC"), a subsidiary of Computer Associates International Inc., based in California, for an equity value of £62,5 million. ACCPAC has net cash of £2.3 million, giving an enterprise value of £60.2 million. The acquisition will be paid for in cash. It is subject to regulatory approvals and is expected to complete by the end of February 2004.

ACCPAC is a vendor of a suite of business management solutions including accounting and customer relationship management (CRM) software for small and medium-sized businesses ("SMEs"). ACCPAC has over 140,000 larger SME customers, notably in the US, Canada, South Africa, Australia and Singapore. ACCPAC also serves 400,000 small SMEs, predominantly in Canada. It serves these markets through a network of over 7,000 channel partners.

ACCPAC's revenue for the year ended 31 March 2003 was £5 0.4 million, and its operating profit was £5. 9 million*. It had net assets of £4. 7 million.

The acquisition of ACCPAC will establish Sage with a market-leading position in Canada. It will also strengthen Sage's position in the important US market for larger SMEs. ACCPAC also has businesses in Australia and South Africa, which will complement Sage's existing operations, and a strong position in Singapore providing an entry into the Asian markets. ACCPAC's CRM offering includes an internet-hosted solution, which will complement Sage's desktop solutions.

Paul Walker, Sage Chief Executive, commented, "Acquiring ACCPAC has not only strengthened our North American market position by establishing a position in Canada, but has added to our product offering in the Southern Hemisphere. In addition, ACCPAC's internet-based CRM offering extends the options available to those of our customers seeking to purchase front-office solutions. ACCPAC will add value to our existing businesses by strengthening their competitive positions. Our own customer service and marketing expertise will enable us to sell more software and services to ACCPAC's large customer base".

A conference call for analysts will be held to discuss this announcement. In light of the holiday season, this call will be held at 10:30am on Tuesday 6th January. No further new material information will be discussed during the call.

All financial information calculated on the basis of £1 = $1.76

*After adding back charges for amortisation of purchased goodwill.

Enquiries

The Sage Group plc +44 (0) 191 255 3000 Tulchan +44 (0) 20 7353 4200

Paul Walker, Chief Executive Julie Foster

Paul Harrison, Finance Director Kirstie Hamilton

Phil Branston, Investor Relations

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 7,000 people worldwide.

END

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Buy shares online for just £1.50 per deal! Find out more

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↑	3.0	1.6%	193.0	192.75	193.0	195.5	190.25	193.0	4,935,182

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	560.345	151.037	8.16	23.652	24

Type	Size	Price	Date	Tr.Time	Units
O	2,000	192.8	9/1/04	10:52	GBX

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The Sage Group plc 24 December 2003

The Sage Group plc ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company announces that the following Directors have been granted options over Ordinary Shares of 1p each in the Company at 171p on 24 December 2003

under The Sage Group 1999 Executive Share Option Scheme:-

Director No. of options granted

Paul Walker 280,701

Paul Stobart 175,438

Guy Berruyer 175,438

Ron Verni 182,158

Paul Harrison 128,654

These options are exercisable from 24 December 2006 to 24 December 2013.

END

END

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Buy shares online for just £1.50 per deal! Find out more

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↑	3.0	1.6%	193.0	192.75	193.0	195.5	190.25	193.0	

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	560.345	151.037	8.16	23.652	24

Type	Size	Price	Date	Tr.Time	Units
AT	2,037	193.0	9/1/04	10:47	GBX

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